State Financial Services Corporation


State Financial Bank
State Financial Bank

MAKING THINGS HAPPEN
ANNUAL REPORT 2003

State Financial Services Corporation

PROFILE

State Financial Services Corporation is a full-service financial services company serving southeastern Wisconsin and northeastern Illinois through a network of 29 full-service branch locations, 31 ATMs, and the Internet. We provide a complete range of financial services—including commercial and retail banking, mortgages, real estate lending, treasury management, investment brokerage, and more—for individuals, small-businesses and middle-market companies. Our goal is to offer the capabilities of a large bank, delivered with the care of a community bank, with an emphasis on responsiveness, highly personalized service, and local decision-making. That's our formula for **MAKING THINGS HAPPEN.**



PHILOSOPHY

At State Financial Services Corporation, our mission is to be the premier provider of financial services to consumers and businesses. We have positioned ourselves as a full-service provider of financial products and services for businesses and individuals, rooted in the tradition of community banking. Through our branch network, our customers have direct access to professionals with the expertise to deliver solutions for their banking, brokerage and asset management needs.

TABLE OF CONTENTS

2003 Financial Highlights 1
Letter to Our Shareholders 2
Tribute to Our Chairman 6
Growth Through Acquisitions 8
Treasury Management Services 10
Analysis and Execution 12
Financial Information 14

2003 FINANCIAL HIGHLIGHTS

Dollars in thousands except per share data.

	2003	2002
OPERATING RESULTS		
Net income	$ 12,339	$ 11,153
Return on average assets	0.93%	0.91%
Return on average equity	11.23%	9.96%
Net interest margin	3.76%	4.16%
PER SHARE INFORMATION		
Earnings—basic	$ 1.84	$ 1.52
Earnings—diluted	1.80	1.51
Dividends	0.52	0.48
Stated book value at year end	15.93	15.10
Tangible book value at year end	9.84	11.12
Market value at year end	26.56	16.74
FINANCIAL CONDITION		
Total assets	$1,452,929	$1,316,824
Net loans	865,224	735,719
Total deposits	1,029,113	940,874
Shareholders' equity	112,195	104,933


12%
10
8
6
4
2
0
6.00%
2.73%
3.79%
9.96%
11.23%
'99 '00 '01 '02 '03

RETURN ON EQUITY *(in percent)*

Solid Financial Results


$1,500
1,200
900
600
300
0
$225
$285
$301
$421
$828
$1,090
$1,081
$1,171
$1,317
$1,453
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

TOTAL ASSETS *(in millions)*


$2.00
1.50
1.00
0.50
0
$0.80
$0.38
$0.55
$1.52
$1.80
'99 '00 '01 '02 '03

DILUTED EARNINGS PER SHARE *(in dollars)*

TO OUR SHAREHOLDERS

BY ALMOST EVERY MEASURE, 2003 WAS A TERRIFIC YEAR FOR STATE FINANCIAL SERVICES CORPORATION. WE EXPANDED OUR MARKET PRESENCE, IMPROVED OPERATIONS AND CONTINUED TO EXECUTE ON OUR STRATEGY OF OFFERING "BIG BANK" SERVICES WITH A COMMUNITY BANK'S TOUCH. WE ALSO DELIVERED SOLID IMPROVEMENTS IN EARNINGS PER SHARE, RETURN ON EQUITY AND ASSET QUALITY—ALL OF WHICH HELPED PROPEL OUR STOCK TO A FIVE-YEAR HIGH.

In short: **STATE FINANCIAL MADE THINGS HAPPEN.**

We were able to accomplish positive results amidst uncertain economic times and declining interest rates which makes our success much more satisfying. It's a direct reflection of our 430 associates and their efforts to **MAKE THINGS HAPPEN,** every day. They know banking can be competitive, challenging—even intimidating at times—and it's their job to keep it simple, customer-focused and service-oriented.

Our financial results demonstrate our progress. We reported net income of $12.3 million, or $1.80 per diluted share—an increase of 19 percent over 2002. More than $157 million of growth in commercial business and commercial real estate loans, combined with an intense new focus on expense control, drove our earnings increase and boosted our return on equity to 11.23 percent—up from 9.96 percent for 2002. As our financial performance has improved, our stock price has increased more than 60 percent during 2003.

Our growth in commercial banking for small businesses, middle-market companies and real estate industries is a direct result of the culture we've developed at State Financial Services Corporation. We are entrepreneurial, competitive and sales-driven—three traits not commonly found in banks. We've hired experienced people, incented them and provided exceptional new products to drive our commercial business. And they are **MAKING THINGS HAPPEN.**

Responsiveness Assimilation Commitment

We also expanded our geographic presence with two acquisitions in late 2003, increasing our deposit share in the Lake County, Illinois market. Our acquisition of Mundelein-based Hawthorn Corporation and Grayslake-based Lakes Region Bancorp brought three branches, $139 million in assets and $121 million in deposits. In line with our philosophy, both acquisitions are expected to be accretive to earnings in 2004.

Growth was only one part of the profit equation in 2003. We also made substantial progress improving our operations and increasing our productivity. We initiated an exhaustive effort, evaluating all areas of the Company and implementing new initiatives to leverage technology and further centralize operations. In the process, we trimmed expenses and improved our efficiency. Our goal is to improve our efficiency ratio further in 2004.

Increased efficiency, geographic expansion and a commitment to service put us closer to our customers in 2003. Now, we need to step it up. We need to put even more emphasis on increasing deposits in order to support continuing loan growth. In 2004, we are transferring the same sales-driven effort that built our commercial loan business to the deposit side. We've added treasury management and services like Bank@Work to encourage deposits from our commercial customers, and new consumer-focused programs

WE ARE ENTREPRENEURIAL, COMPETITIVE AND SALES DRIVEN—THREE TRAITS NOT COMMONLY FOUND IN BANKS.

like President's Circle will encourage retail deposits. We are committed to **MAKING THINGS HAPPEN** with capabilities and banking products typically found at larger banks. The difference is we will continue to deliver these services like a community bank: locally, efficiently and in a highly personalized way.

We have also stepped up our efforts to communicate our story to investors and analysts, who are now taking greater notice of State Financial based on our recent success. Our recent successes, and confidence in the future, were prime reasons our board raised our dividend payout—in 2003, our annual rate increased 8.3 percent to $0.52 annually.

We remain committed to internal growth and, if the right situations arise, acquisitions. We are aiming for double-digit earnings-per-share growth and are determined to continue our progress on other key measures such as return on equity, asset quality, market share and the ultimate metric: customer satisfaction.

Our improvements of the past few years are encouraging, but the reality is we have a long way to go if we are to be considered a high-performing bank. 2004 will be a pivotal year for us as we continue to build our commercial business and work hard to increase deposits to fund continued loan growth. We appreciate your support of our efforts to **MAKE THINGS HAPPEN** for State Financial Services Corporation's valued shareholders, customers, employees and business partners.

Best regards,

J.J. Holz
Chairman of the Board

Michael J. Falbo
President and CEO

Making Things Happen ***Through...***

Progress, Service and Results

INCREASED EFFICIENCY, GEOGRAPHIC EXPANSION AND A COMMITMENT TO SERVICE PUT US CLOSER TO OUR CUSTOMERS IN 2003.



Left—Michael J. Falbo
Right—J.J. Holz

MAKING THINGS HAPPEN...FOR 44 YEARS

DECADES OF ACHIEVEMENT

Jerry Holz has served on State Financial's board of directors since 1960, including more than three decades as Chairman. During that time, the bank has evolved from a single location to a growing network of 29 full-service branches that serve middle-market businesses and retail customers throughout southeastern Wisconsin and northeastern Illinois. Jerry has been instrumental in guiding that growth from the Chairman's seat, leading State Financial Services through an era of massive regulatory change and industry consolidation. He was at the helm when State Financial went public to fund its growth in 1990, and has played a key leadership role in the Company's acquisition initiatives of the past decade.

Banking and business runs in the Holz family: Jerry's father R.W. Holz served as President of State Financial for more than 30 years. Both Jerry and R.W. also share the distinction of running one of the oldest—and largest—Chevrolet dealerships in the Midwest: Holz Motors. Jerry's entrepreneurial spirit and vision are also evident in his efforts to spur the redevelopment of the retail hub of Hales Corners, home of State Financial Bank's operational center. Below, Jerry shares his thoughts on the bank's history, its culture and its future.

Q: *What's been the most gratifying aspect of the Bank's growth over the past 44 years?*

I take great pride in the contributions we've been able to make to the communities where we do business. If you look at Hales Corners, where we were founded, we've always tried to be at the center of the community, and that's truer than ever today with the retail development popping up around the Bank's operation's center. We've invested in the community and, if you're a community bank, you need to do that.

Q: *What do you attribute the success of the Bank to?*

I give credit to the Bank's personnel for always being forward thinking. We've always been ready to adapt to new technology and new services like drive-through banking in the '70s, ATMs in the '80s, and Internet banking today. And we've always tried to reach a little farther when we expanded, whether through acquisitions or building our offices with room for growth.

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Making Things Happen ***Through...*** Dedication Commitment

Q: *What are the biggest challenges facing State Financial Services Corp. over the next decade?*

Maintaining the commitment to service. Everybody talks about service but few people deliver it. We stress being proactive and treating customers the way they want to be treated—that's why we created programs like President's Circle, where each member has their own personal account manager to assist them with their banking needs. Money is the same color no matter which bank you go to—the only way to differentiate yourself is service.

I TAKE GREAT PRIDE IN THE CONTRIBUTIONS WE'VE BEEN ABLE TO MAKE TO THE COMMUNITIES WHERE WE DO BUSINESS.



Chairman of the Board

Q: *What does community banking mean to you?*

To take care of whatever financial transactions a small business or individual customer might need, and deliver it in a personalized and service-oriented way. When the Bank was small, our customers' needs grew faster than our capabilities. So we've needed to grow to keep up and stay ahead. Today, we can offer a lot of the services that you'll find at a larger bank, but we still deliver them in a one-on-one fashion that you get with a community bank.

Q: *What's the single, most important factor for the Bank's future success?*

Taking care of the customer. That's the only reason we're in business.

Making Growth Happen ***Through...***

Acquisitions


FOX POINT
GLENDALE
WHITEFISH BAY
MILWAUKEE
MILWAUKEE
BROOKFIELD
MILWAUKEE DOWNTOWN
WAUKESHA
NEW BERLIN
GREENFIELD
HALES CORNERS
MUSKEGO
WATERFORD
BURLINGTON
ELKHORN
RICHMOND
LINDENHURST
GURNEE
WAUKEGAN
THIRD LAKE
LIBERTYVILLE
MUNDELEIN
CRYSTAL LAKE
GLENVIEW
ELGIN DOWNTOWN
ELGIN
BARTLETT
ROSELLE
SOUTH ELGIN

State Financial Services Corporation is a growth company that just happens to be in the banking business. In eight years, the Bank has grown from a small community bank serving suburban Milwaukee to a $1.5 billion (assets) financial services company with 29 locations throughout southeastern Wisconsin and northeastern Illinois.

Like most successful growth companies, State Financial's formula for expansion has been a mix of timely new products, diligent customer service and opportunistic acquisitions. Along the way, the Milwaukee-based financial services company has cultivated an entrepreneurial culture that's focused on sales growth, outworking the competition and building strong customer relationships.

"We've tried to create a niche where we could offer the capabilities and services of a large bank, but we deliver them in a community bank model," says Chief Executive Officer Michael Falbo. "We have invested heavily in technology and people so we could extend our ability to deliver services; at the same time, we have kept sight of the fact that we need to work hard and build relationships to win a customer's business."

That philosophy is most evident in State Financial's rapidly growing commercial and commercial real estate loan business. Since December 31, 2001, new products and a strong sales effort marked by a sense of urgency have helped State Financial increase its commercial and commercial real estate loan portfolio more than 95 percent to $636 million at the end of 2003.

Today, commercial loans represent nearly 74 percent of the Bank's loan portfolio—up from about 50 percent three years ago. In response, State Financial has created enhanced services—including treasury

"THE MUNDELEIN, THIRD LAKE AND LINDENHURST BRANCH LOCATIONS ARE COMPLEMENTARY TO OUR CURRENT BRANCH NETWORK IN LAKE COUNTY, ILLINOIS. THIS IS AN EXCELLENT STRATEGIC FIT FOR OUR COMPANY."

Michael J. Falbo, President and CEO


E. Grand Ave
LINDENHURST
94
45
N. Hwy 45
THIRD LAKE
45
MUNDELEIN
94
Oak Creek Plaza

1914 E. Grand Ave.
Lindenhurst, IL 60046

208 Oak Creek Plaza
Mundelein, IL 60060

34354 N. Hwy 45
(Hwy 45 & Washington)
Third Lake, IL 60030

3 New Locations

management, courier services and Web-based tools—to better serve its growing base of small businesses, middle-market companies and real estate firms.

Acquisitions have also played an important role in State Financial's growth. Newly acquired branch locations have allowed State Financial to expand its geographic footprint from Milwaukee to Chicago's northern suburbs—a stretch of real estate richly populated with small and middle market businesses and more than 1.3 million residents. The 2003 acquisitions of Lakes Region Bancorp and Hawthorn Corporation have also brought best practices, unique services and key personnel who are helping State Financial grow.

In 2003, State Financial Services made a subtle, but important growth move, relocating its corporate headquarters to a building it already occupied in downtown Milwaukee. The move has elevated State Financial's position and visibility in the market; additionally, it puts corporate staff and key loan officers close to important referral sources and a growing base of commercial businesses.

Treasury Management Deposi



Jeff Hesse
Lisa Mauer
Tool Service Corporation

All too often, businesses sacrifice service in the name of growth. That's especially true in the banking business, where the recent trend toward mergers and mega-banks has disenfranchised small businesses and individual customers.

While acquisitions have added nearly $1 billion in assets to an ever-growing market area since 1995, State Financial has remained true to its roots as a community bank. The Bank has fostered a service culture throughout the organization based on building relationships with customers—not just transacting business.

Today, State Financial has a network of 29 neighborhood locations throughout southeastern Wisconsin and northeastern Illinois. These aren't just "bank branches." They are full-service offices with local management, local employees and local decision-making. Local credit committees respond to loan requests with speed and efficiency. Local staff provides one-on-one service and personal banking to business and individual customers.

"We understand service drives sales," says State Financial Bank President Rob Cera. "Our philosophy is everyone at the company needs to 'own the customer' and find solutions that meet their needs, rather than transfer them to another department."

and Services Division and President's Circle

In 2004, State Financial intends to step up the service approach with enhanced products for commercial and retail customers. Commercial banking services such as **TREASURY AND CASH MANAGEMENT** offer small and middle-market companies a local solution that's usually associated with large, national banks. State Financial offers an entire suite of services and financial tools to help businesses manage, protect, and increase their cash flow. The treasury management team works with local businesses to develop customized


430 ASSOCIATES.
1 PURPOSE.
360° OF PERSONAL SERVICE.


PRESIDENT'S CIRCLE
VISA
360° OF SERVICE

solutions for accounts payable, accounts receivable, information reporting and investment strategies. Customers have easy access to their funds with 24-hour telephone banking, courier services, online banking and a host of other conveniences.

For individual customers, the new **PRESIDENT'S CIRCLE** exemplifies the personalized service approach. It's a complete, one-stop banking solution designed with savers in mind. Each President's Circle member receives his or her own personal account manager to serve as a single point of contact for every banking need—from setting up accounts, to express loan processing, to answering your questions and letting you know about special offers. The President's Circle comes bundled with a number of benefits including free online banking and bill payment, no-charge checks and money orders, and discounted rates on home equity lines and overdraft protection. State Financial calls it "360 degrees of personal service" and it's not just a clever tagline...it's a way of doing business.

Analysis anc

IN BANKING, THERE'S ALWAYS A GREAT DEAL OF FOCUS ON ASSETS. STATE FINANCIAL IS NO EXCEPTION. WE FOCUS EVERY DAY ON OUR MOST IMPORTANT ASSETS: THE RELATIONSHIPS WE HAVE WITH OUR CUSTOMERS.

Growth has a funny way of making companies forget the basics. As companies increase capabilities and expand geographically in an effort to "get close to the customer," many firms lose track of the processes and practices that helped afford the growth. Amid all those complications, customer service usually suffers.

During 2003, State Financial undertook a thorough analysis of all its business processes—from the front office to back office, from the commercial loan department to the tellers. Lots of simple questions were asked like "What's the most efficient staffing model for our branches?" "How can technology be used to improve service?" and "How are our customers accessing the bank's services today and how is that evolving?"

State Financial took that knowledge and has implemented an ongoing process to increase efficiency and reduce expenses. As a result, State Financial has improved its productivity in the areas of information technology, data processing and other core business functions. Two loan processing operations were streamlined and consolidated under one roof. The Bank also discovered enhanced uses for the investments it had already made, finding new ways to leverage technology for greater efficiency and return on investment. Today, State Financial can provide key services to commercial and retail customers faster and more efficiently than ever before.


80%
75
70
65
60
55
50
76.80%
75.90%
68.50%
66.33%
'00
'01
'02
'03

EFFICIENCY RATIO
(in percent)

xecution

It's important to note the outgrowth of this process isn't just a "one-time" exercise. State Financial uses the knowledge gained to operate more efficiently when it opens new branches, increases business at an existing branch, or acquires another community bank. With acquisitions playing an important role in State Financial's ongoing growth strategy, the experience in integration is proving invaluable.

"With all the acquisitions we've completed over the past few years, we've learned how to integrate right

TODAY, STATE FINANCIAL CAN PROVIDE KEY SERVICES TO COMMERCIAL AND RETAIL CUSTOMERS FASTER AND MORE EFFICIENTLY THAN EVER BEFORE.



from day one," says Chief Financial Officer Dan Westrope. "In 2003, we completed two acquisitions in record time and started making the critical changes—from changing the name on the door to changing data processing—on the day we completed the transaction. It's essential to execute efficiently in order to make sure the acquisitions add value and there's no drop off in customer service."

"AT STATE FINANCIAL SERVICES, WE STRIVE TO MAKE THINGS HAPPEN FOR OUR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND BUSINESS PARTNERS. WE ARE EXCITED ABOUT STATE FINANCIAL'S FUTURE."

Michael J. Falbo
President and CEO

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

State Financial Services Corporation and Subsidiaries

	December 31 2003	2002
Assets		
Cash and due from banks	$ 55,824,050	$ 56,767,916
Interest-bearing bank balances	4,399,723	2,040,592
Federal funds sold	18,144,353	8,708,297
Cash and cash equivalents	78,368,126	67,516,805
Investment securities:		
Available-for-sale (at fair value)	397,061,108	422,081,645
Held-to-maturity (fair value of $988,006—2003 and $1,551,666—2002)	964,662	1,505,269
Loans (net of allowance for loan losses of $10,706,350—2003 and $8,805,000—2002)	863,323,685	703,968,455
Loans held for sale	1,900,438	31,750,135
Premises and equipment	32,918,853	27,789,893
Accrued interest receivable	5,246,660	7,789,746
Goodwill	37,626,045	27,465,062
Core deposit intangible	5,158,565	0
Bank owned life insurance	21,029,985	20,258,388
Other assets	9,331,295	6,698,985
Total Assets	$1,452,929,422	$1,316,824,383
Liabilities and Shareholders' Equity		
Deposits:		
Demand	$ 180,872,397	$ 163,036,430
Savings	253,202,071	228,312,579
Money market	233,003,329	221,142,347
Time deposits in excess of $100,000	126,127,203	88,001,266
Other time deposits	235,908,124	240,381,060
Total deposits	1,029,113,124	940,873,682
Federal Home Loan Bank advances	67,800,000	92,400,000
Note payable	30,200,000	15,700,000
Trust preferred securities	15,000,000	15,000,000
Securities sold under agreement to repurchase	175,592,887	126,636,913
Federal funds purchased	0	10,000,000
Accrued expenses and other liabilities	21,071,418	9,089,417
Accrued interest payable	1,957,473	2,191,711
Total Liabilities	1,340,734,902	1,211,891,723
Shareholders' Equity:		
Preferred stock, $1 par value; authorized—100,000 shares; issued and outstanding—none	—	—
Common stock, $.10 par value; authorized—25,000,000 shares; issued—9,527,489 shares in 2003 and 9,406,321 shares in 2002, outstanding 7,043,149 shares in 2003 and 6,946,981 shares in 2002	952,749	940,632
Additional paid-in capital	84,739,420	83,157,808
Retained earnings	63,152,966	54,288,325
Accumulated other comprehensive income	3,763,835	6,518,045
Unearned shares held by ESOP	(3,981,360)	(4,160,060)
Treasury stock—2,484,340 shares in 2003 and 2,459,340 shares in 2002	(36,433,090)	(35,812,090)
Total Shareholders' Equity	112,194,520	104,932,660
Total Liabilities and Shareholders' Equity	$1,452,929,422	$1,316,824,383

	Year ended December 31		
	2003	2002	2001
Interest Income:			
Loans	$46,947,262	$47,119,572	$56,453,228
Investment securities:			
Taxable	14,062,707	17,887,812	14,778,546
Tax-exempt	2,274,852	2,707,780	2,293,839
Federal funds sold and other short-term investments	141,074	472,867	676,029
Total Interest Income	63,425,895	68,188,031	74,201,642
Interest Expense:			
Deposits	12,198,322	17,676,849	29,409,899
Note payable and other borrowings	7,102,516	5,722,589	6,208,370
Total Interest Expense	19,300,838	23,399,438	35,618,269
Net Interest Income	44,125,057	44,788,593	38,583,373
Provision for loan losses	2,625,000	2,400,000	3,855,130
Net Interest Income After Provision for Loan Losses	41,500,057	42,388,593	34,728,243
Other Income:			
Service charges on deposit accounts	2,849,346	2,625,713	2,089,093
ATM and merchant services	2,069,567	3,056,944	3,122,031
Security commissions and management fees	448,227	468,254	737,791
Investment securities gains, net	565,017	509,180	1,925,380
Gain on sale of loans	4,418,990	3,151,300	2,314,563
Other	4,418,586	2,546,304	2,114,445
	14,769,733	12,357,695	12,303,303
Other Expenses:			
Salaries and employee benefits	18,874,600	18,563,570	16,699,900
Net occupancy expense	2,739,638	2,702,797	2,433,629
Equipment rentals, depreciation and maintenance	3,932,303	3,826,646	3,803,061
Data processing	2,041,591	2,170,150	2,047,047
Legal and professional	2,116,477	1,901,249	1,882,828
ATM and merchant services	1,267,075	2,140,395	2,206,614
Advertising	1,064,811	1,130,759	1,015,257
Goodwill amortization	—	—	4,063,373
Other	6,654,091	6,364,006	5,021,180
	38,690,586	38,799,572	39,172,889
Income Before Income Taxes	17,579,204	15,946,716	7,858,657
Income taxes	5,240,450	4,793,893	3,724,415
Net Income	$12,338,754	$11,152,823	$ 4,134,242
Basic Earnings Per Share	$ 1.84	$ 1.52	$ .55
Diluted Earnings Per Share	1.80	1.51	.55

MARKET PRICE AND DIVIDENDS FOR COMMON STOCK

At March 5, 2004, there were approximately 1,197 shareholders of record and 2,190 estimated additional beneficial shareholders for an approximate total of 3,387 shareholders of the Company's Common Stock.

Holders of Common Stock are entitled to receive dividends as may be declared by the Company's Board of Directors and paid from time to time out of funds legally available therefore. The Company's ability to pay dividends depends upon its subsidiary Bank's ability to pay dividends, which is regulated by banking statutes. The declaration of dividends by the Company is discretionary and will depend on operating results, financial condition, regulatory limitations, tax considerations, and other factors. See Notes to the Consolidated Financial Statements for information concerning restrictions on the payment of dividends. Although the Company has regularly paid dividends since its inception in 1984, there can be no assurance that such dividends will be paid in the future.

The following table sets forth the historical market price of and dividends declared with respect to the Common Stock since January 1, 2002:

Quarter Ended	High	Low	Dividend
March 31, 2002	$13.67	$10.58	$0.12
June 30, 2002	15.33	12.98	0.12
September 30, 2002	15.50	12.94	0.12
December 31, 2002	16.86	13.68	0.12
March 31, 2003	**$19.50**	**$16.58**	**$0.13**
June 30, 2003	**22.55**	**19.03**	**0.13**
September 30, 2003	**25.25**	**22.06**	**0.13**
December 31, 2003	**27.04**	**24.79**	**0.13**

Stock Listing

State Financial Services Corporation's Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market ("Nasdaq") under the symbol "SFSW."

Dividend Reinvestment Plan

The Company has a Dividend Reinvestment Plan (the "DRP") for the benefit of all shareholders. The DRP is administered by American Stock Transfer & Trust Company. Under the DRP, registered shareholders of the Company can elect to have their dividends reinvested to purchase additional shares of the Company's Common Stock. Registered shareholders of the Company receive an Enrollment Form for the DRP with each dividend check. For further information on the DRP, please contact Daniel L. Westrope, Senior Vice President and Chief Financial Officer, State Financial Services Corporation, 815 North Water Street, Milwaukee, Wisconsin 53202, or call (414) 223-8400.

Form 10-K

The Company's Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission is available upon request without charge to shareholders of record. Please contact Daniel L. Westrope, Senior Vice President and Chief Financial Officer, State Financial Services Corporation, 815 North Water Street, Milwaukee, Wisconsin 53202, or call (414) 223-8400.

Annual Meeting

The annual meeting of shareholders of State Financial Services Corporation will be held at 4:00 P.M. (CDT) on Wednesday, May 5, 2004 at The Boerner Botanical Gardens, 9400 Boerner Drive, Hales Corners, WI 53130.

Financial Information

Daniel L. Westrope
Senior Vice President and Chief Financial Officer
State Financial Services Corporation
815 North Water Street
Milwaukee, Wisconsin 53202
(414) 223-8400

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038

Toll free	(800) 937-5449
Direct	(718) 921-8124
Facsimile	(718) 236-2641
Internet	www.amstock.com

STATE FINANCIAL SERVICES CORPORATION
DIRECTORS AND OFFICERS

STATE FINANCIAL SERVICES CORPORATION

Directors

Jerome J. Holz
Chairman of the Board

Michael J. Falbo
President and Chief Executive Officer

Robert J. Cera
Executive Vice President

Richard A. Horn

Richard A. Meeusen

Ulice Payne, Jr.

Thomas S. Rakow

Kristine A. Rappé

David M. Stamm

Barbara E. Holz Weis

Senior Officers

Michael J. Falbo
President and Chief Executive Officer

Robert J. Cera
Executive Vice President

Daniel L. Westrope
Senior Vice President and Chief Financial Officer

John B. Beckwith
Senior Vice President

Donna M. Bembenek
Senior Vice President

Thomas M. Lilly
Senior Vice President

Linda L. August
Vice President

Carl Cecelia
Vice President

Beth Bahr
Vice President

STATE FINANCIAL BANK

Board of Directors

Jerome J. Holz
Chairman of the Board

Michael J. Falbo
Vice Chairman and Chief Executive Officer

Robert J. Cera
President and Chief Operating Officer

Bruce A. Arbit

Mark E. Brickman

Michael L. Green

Richard A. Horn

Roger H. Kriete

Richard A. Meeusen

Peyton A. Muehlmeier

Jill G. Pelisek

Thomas S. Rakow

Kristine A. Rappé

Gary L. Schildt

David M. Stamm

Judith A. Holz Stathas

Barbara E. Holz Weis

Directors Emeritus

Gordon Banerian

Frances Koukol

Donald E. Laird

Charles M. Noll

Richard S. Scheflow

Dr. Robert R. Spitzer

Dr. Charles J. Wilson

Cyril Zvonar

Senior Vice Presidents

John B. Beckwith

Donna M. Bembenek

John R. Burnett

Karen A. Gerli

Brian T. Hillstrom

Peter M. LeSueur

Thomas M. Lilly

John M. Ostrem

Jeryl M. Sturino

Dave G. Towe

Daniel L. Westrope

STATE FINANCIAL SERVICES CORPORATION
815 North Water Street, Milwaukee, WI 53202